UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 22, 2024

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated February 22, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 22, 2024	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL 2023 RESULTS

Highlights
•Reported GAAP net income of $111.7 million, or $3.27 per share; and adjusted net income(1) of $99.5 million, or $2.91 per share, in the fourth quarter of 2023 (excluding items listed in Appendix A to this release).
•Fiscal year 2023 GAAP net income of $513.7 million, or $15.04 per share; and fiscal year 2023 adjusted net income(1) of $500.5 million, or $14.65 per share (excluding items listed in Appendix A to this release).
•Strong 2023 mid-sized tanker spot rates coupled with the Company’s high operating leverage resulted in the highest fiscal year net income in the Company’s history.
•The Company gave notice to exercise purchase options on eight vessels under sale-leaseback arrangements for a total of $137 million. After completing these repurchases in Q1-24, the Company is expected to be debt free.
•The Company sold two 2004-built Aframax vessels for $46.5 million. One vessel sale completed in December 2023 which resulted in a gain on sale of $10.4 million. The second vessel sale completed in February 2024 which is expected to result in a gain on sale of approximately $11.5 million during the first quarter of 2024.
•The Company declared a cash dividend of $0.25 per share for the quarter ended December 31, 2023.

Hamilton, Bermuda, February 22, 2024 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter and year ended December 31, 2023:

Consolidated Financial Summary

	Three Months Ended			Year Ended
(in thousands of U.S. dollars, except per share data)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	313,291	285,858	367,318	1,364,452	1,063,111
Income from operations	112,913	81,575	154,275	535,910	255,949
Net income	111,694	81,366	146,427	513,671	229,086
Earnings per share - basic	3.27	2.38	4.30	15.04	6.74
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	127,181	106,084	180,127	623,562	348,095
Adjusted net income (1)	99,545	76,611	147,513	500,512	217,080
Adjusted earnings per share - basic (1)	2.91	2.24	4.33	14.65	6.39
Net cash (debt) (2)	226,343	83,263	(345,399)	226,343	(345,399)
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net cash (debt) is a non-GAAP financial measure and represents (a) cash and cash equivalents and restricted cash, less (b) short-term debt, current and long-term debt and current and long-term obligations related to finance leases.

Teekay Tankers Ltd. Investor Relations E-mail: TeekayTankers@IGBIR.com www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Fourth Quarter of 2023 Compared to Third Quarter of 2023
GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2023 increased compared to the third quarter of 2023, primarily due to higher average spot tanker rates. GAAP net income in the fourth quarter of 2023 included a $10.4 million gain from the sale of one vessel, while the third quarter of 2023 included a $5.8 million reversal of income tax accruals.

Fourth Quarter of 2023 Compared to Fourth Quarter of 2022
GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2023 decreased compared to the same period of the prior year, primarily due to lower average spot tanker rates and a higher number of scheduled dry dockings, partially offset by lower net interest expense resulting from lower overall finance lease obligation balances and higher interest income, as well as the commencement of four charter-in contracts between the fourth quarter of 2022 and the first quarter of 2023. In addition, GAAP net income in the fourth quarter of 2023 included a $10.4 million gain from the sale of one vessel.

CEO Commentary
“Firm oil demand, increased tonne-miles due to the Russia - Ukraine War, record export volumes from the U.S. Gulf, and low fleet growth laid the foundation for a very strong tanker market throughout 2023, while seasonal factors and geopolitical tension added to rate volatility,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “With our fleet of mid-size vessels almost exclusively trading in the spot market, Teekay Tankers achieved our best financial results in the Company’s history. By remaining disciplined and focusing our efforts on reducing debt levels and building financial strength, we have materially enhanced Teekay Tankers’ strategic optionality and ability to continue creating shareholder value moving forward."

"In the fourth quarter of 2023, export volumes from key load regions increased in order to meet refining demand, and the combination of typical winter seasonality and restrictions in both the Panama and Suez canals have kept spot charter rates elevated. We took the opportunity afforded by the strong tanker market to agree to the sale of our two oldest vessels for $46.5 million, which resulted in a combined gain on sale of approximately $21.9 million. Looking ahead, we turn our attention to unwinding our last remaining sale-leaseback arrangements, after which Teekay Tankers will be debt free."

"Our spot market exposure and fleet of mid-size tankers position Teekay Tankers to continue generating strong cash flow, particularly as tonne-mile demand growth is forecasted to outpace fleet supply growth in the coming years. We intend to maintain our discipline and long-term orientation in capital allocation, prioritizing the retention of capital for future fleet reinvestment while also continuing to return capital to shareholders."

Summary of Recent Events
In December 2023, Teekay Tankers agreed to sell two 2004-built Aframax vessels for gross proceeds of $46.5 million. One vessel sale completed in December 2023 which resulted in a gain on sale of $10.4 million. The other vessel sale completed in February 2024 which is expected to result in a gain on sale of approximately $11.5 million during the first quarter of 2024.

In January 2024, the Company gave notice to exercise purchase options on eight vessels under sale-leaseback arrangements for a total purchase price of $137 million. The vessels are expected to be repurchased with cash balances in March 2024 and will then be unencumbered. The Company is expected to be debt free after the vessels are repurchased.

The Company's board of directors declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding share of common stock for the quarter ended December 31, 2023. The dividend is payable on March 15, 2024 to all of Teekay Tankers' shareholders of record on March 4, 2024.

Tanker Market
Mid-size crude tanker spot rates increased during the fourth quarter of 2023, primarily due to an increase in crude oil exports from key load regions in both OPEC+ and non-OPEC+ countries, including record high crude oil exports from the U.S. Gulf, coupled with seasonal weather delays. Spot tanker rates have remained firm at the start of 2024 as seasonal factors continue to support rates, while instability in the Red Sea region due to attacks on merchant ships has led to an increase in tonne-mile demand as owners and charterers look to reroute vessels on longer haul voyages in order to avoid the affected region.

The outlook for the global economy is improving, with the International Monetary Fund (IMF) recently increasing its forecast for global GDP growth in 2024 from 2.9% to 3.1%, with further growth of 3.2% expected in 2025. The prospect of a hard landing for the global economy may be receding as inflation starts to fall across the globe, though downside risks remain. The outlook for global oil demand also remains positive, with the U.S. Energy Information Administration (EIA) forecasting growth of 1.4 million barrels per day (mb/d) in 2024 and a further 1.3 mb/d in 2025.

The majority of oil supply growth in 2024 is expected to come from non-OPEC+ countries in the Atlantic Basin, led by the United States, Canada, Brazil, and Guyana. Given that oil demand growth is expected to be focused on the Asia-Pacific region in 2024, there could be an increase in Atlantic-to-Pacific crude oil movements, which may be beneficial for tanker tonne-mile demand. However, supply cuts from the OPEC+ group, which were announced in November 2023, and which came into effect in January 2024, may lead to reduced export volumes, particularly from the Middle East, which could weigh on tanker demand in the near term.

The ongoing conflict in Ukraine continues to impact mid-size tanker tonne-miles, with the vast majority of Russian crude oil exports now heading long-haul to India and China, and the Company expects this situation to persist over the medium term. In addition, growing instability in the Middle East has increasingly impacted shipping markets since December 2023 in the form of attacks on merchant ships in the Red Sea. This is a dynamic situation, but for the time being we expect that many ship owners and charterers will look to avoid the region and seek alternate routes that inevitably involve longer voyages. For many vessels, this means sailing around the Cape of Good Hope, adding a significant number of voyage days and creating additional tanker tonne-mile demand. For example, a Suezmax voyage from Basra, Iraq to the Mediterranean is around 4,000 nautical miles via the Suez Canal compared to around 12,000 nautical miles via the Cape of Good Hope. While it is impossible to predict how this situation will evolve in the future, the rerouting of cargos may continue to create additional tanker demand in the near term.

Tanker fleet supply fundamentals continue to look very positive. This is especially true for 2024 with just 9 million deadweight tons (mdwt) scheduled to be delivered this year, the lowest annual total since 1997. The tanker orderbook as a whole remains low compared to the 20-year average at around 7% of the existing fleet size, while forward orderbook cover at global shipyards stands at 3.5 years, meaning there is little spare shipyard capacity until 2027. The combination of a low orderbook, an aging tanker fleet, and a lack of shipyard capacity until 2027 should lead to very low levels of tanker fleet growth over the next three years including virtually no fleet growth in 2024.

In summary, the Company expects that a combination of robust tanker demand growth and very positive fleet supply fundamentals will continue to lay the foundation for a strong spot tanker market over the next two to three years. Geopolitical instability in various regions of the world, and the subsequent rerouting of tankers on longer haul voyages, may add to spot tanker rate volatility.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), on voyage charters and in full service lightering, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Time Charter-Out Fleet
Suezmax revenue days	92	92	1	365	1
Suezmax TCE per revenue day	$37,513	$37,513	$37,611	$37,513	$37,611
Aframax / LR2 revenue days	92	92	92	382	660
Aframax / LR2 TCE per revenue day	$47,288	$47,288	$18,000	$43,123	$21,070

Spot Fleet
Suezmax revenue days	2,153	2,251	2,261	8,922	8,888
Suezmax spot TCE per revenue day (3)	$37,041	$34,954	$56,008	$46,485	$32,257
Aframax / LR2 revenue days	2,276	2,256	1,963	8,680	7,652
Aframax / LR2 spot TCE per revenue day (4)	$44,545	$36,579	$52,136	$49,045	$32,721

Total Fleet
Suezmax revenue days	2,245	2,343	2,262	9,287	8,889
Suezmax TCE per revenue day	$37,060	$35,055	$55,998	$46,132	$32,258
Aframax / LR2 revenue days	2,368	2,348	2,055	9,062	8,312
Aframax / LR2 TCE per revenue day	$44,652	$36,999	$50,607	$48,796	$31,795

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix C to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax and LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.

First Quarter of 2024 Spot Tanker Performance Update
The following table presents Teekay Tankers’ TCE rates booked to-date in the first quarter of 2024 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the first quarter:

	First Quarter 2024 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$50,100	68%
Aframax / LR2 (1)	$50,900	67%

(1)    Rates and percentage booked to date include Aframax RSA and non-RSA voyage charters and full service lightering for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of February 19, 2024:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker(1)	—	1	1
Total Fixed-Rate Fleet	—	1	1
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers / LR2 Product Tankers(2)(3)	17	7	24
VLCC Tanker(4)	1	—	1
Total Spot Fleet	43	7	50
Total Tanker Fleet	43	8	51
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	43	10	53
(1)    Includes one Suezmax tanker with a charter-in contract that is scheduled to expire in June 2027 with an option to extend for one additional year.
(2)    Excludes one Aframax / LR2 tanker which was sold and delivered to its buyer in February 2024.
(3)    Includes seven Aframax / LR2 tankers with charter-in contracts that are scheduled to expire in July 2024, August 2024, November 2024, March 2025, February 2026, and January 2030, three of which have options to extend for one additional year, and one of which has options to extend for up to three years.
(4)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at December 31, 2023, the Company had total liquidity of $687.1 million (comprised of $365.3 million in cash and cash equivalents and $321.8 million in undrawn capacity from its credit facility), compared to total liquidity of $511.5 million as at September 30, 2023. The increase of $175.6 million in liquidity compared to the prior quarter is primarily due to positive net operating cash flow, an increase in the borrowing capacity of our revolving credit facility, and net proceeds received from the sale of one Aframax / LR2 vessel, partially offset by cash dividends paid on our common shares.

Conference Call
The Company plans to host a conference call on Thursday, February 22, 2024 at 11:00 a.m. (ET) to discuss its fourth quarter and annual 2023 results. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 239-9838 or (647) 794-4605, if outside of North America, and quoting conference ID code 2852672.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Fourth Quarter and Annual 2023 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers has a fleet of 42 double-hull tankers (including 25 Suezmax tankers and 17 Aframax / LR2 tankers), and also has eight time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time charter contracts. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: TeekayTankers@IGBIR.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income before interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss from unconsolidated joint ventures and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix B of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix C of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	302,003	274,774	363,350	1,321,487	1,039,262
Time-charter revenues	8,025	8,119	1,705	31,149	14,738
Other revenues (2)	3,263	2,965	2,263	11,816	9,111
Total revenues	313,291	285,858	367,318	1,364,452	1,063,111

Voyage expenses (1)	(118,828)	(113,274)	(131,989)	(474,371)	(495,604)
Vessel operating expenses	(36,612)	(36,366)	(36,209)	(148,960)	(150,448)
Time-charter hire expenses	(19,822)	(19,378)	(8,035)	(70,836)	(27,374)
Depreciation and amortization	(24,627)	(24,565)	(24,459)	(97,551)	(99,033)
General and administrative expenses	(10,849)	(10,700)	(10,942)	(45,936)	(41,769)
Gain on sale and (write-down) of assets (3)	10,360	—	—	10,360	8,888
Restructuring charges	—	—	(1,409)	(1,248)	(1,822)
Income from operations	112,913	81,575	154,275	535,910	255,949

Interest expense	(4,141)	(6,440)	(9,666)	(27,706)	(35,740)
Interest income	3,058	3,119	920	10,178	1,338
Realized and unrealized gain on derivative instruments	—	—	581	449	5,179
Equity income (4)	516	666	1,708	3,432	244
Other income (expense)	965	(82)	(490)	900	2,645
Net income before income tax	113,311	78,838	147,328	523,163	229,615

Income tax (expense) recovery	(1,617)	2,528	(901)	(9,492)	(529)
Net income	111,694	81,366	146,427	513,671	229,086

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	3.27	2.38	4.30	15.04	6.74
- Diluted	3.23	2.35	4.25	14.86	6.68
- Cash dividends declared	0.25	0.25	—	1.75	—

Weighted-average number of total common
shares outstanding
- Basic (5)	34,203,138	34,201,415	34,081,220	34,159,818	33,997,579
- Diluted	34,613,345	34,571,439	34,491,486	34,568,160	34,287,075

Number of outstanding shares of common
stock at the end of the period	34,093,108	34,079,721	33,938,942	34,093,108	33,938,942

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $10.3 million, $9.0 million and $21.9 million for the three months ended December 31, 2023, September 30, 2023 and December 31, 2022, respectively, and $44.6 million and $79.0 million for the years ended December 31, 2023 and December 31, 2022, respectively.

(2)Other revenues include lightering support revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned.

(3)Gain on sale and (write-down) of assets for the three months and year ended December 31, 2023 includes a gain of $10.4 million relating to one Aframax / LR2 tanker, which was sold in December 2023. Gain on sale and (write-down) of assets for the year ended December 31, 2022 primarily includes a gain of $9.4 million relating to three Aframax / LR2 tankers, which were sold in April 2022 and September 2022.

(4)Equity income relates to the Company’s 50 percent interest in the High-Q Investments Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(5)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2023	2023	2022
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	365,251	227,292	180,512
Restricted cash	691	691	3,714
Accounts receivable	99,940	116,434	116,707
Bunker and lube oil inventory	53,219	51,678	60,832
Prepaid expenses	12,332	10,341	10,248
Accrued revenue and other current assets	70,156	58,472	87,496
Assets held for sale (1)	11,910	—	—
Total current assets	613,499	464,908	459,509
Restricted cash – long-term	—	—	3,135
Vessels and equipment – net	929,237	964,046	429,987
Vessels related to finance leases – net	228,973	230,568	823,381
Operating lease right-of-use assets	76,314	86,624	42,894
Investment in and advances to equity-accounted joint venture	15,731	15,215	16,198
Other non-current assets	6,656	6,096	5,073
Intangible assets – net	658	752	1,051
Goodwill	2,426	2,426	2,426
Total assets	1,873,494	1,770,635	1,783,654

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	73,587	62,928	89,819
Current obligations related to finance leases	20,517	20,504	60,161
Current portion of operating lease liabilities	35,882	39,384	16,585
Due to affiliates	5,013	4,257	1,141
Other current liabilities	4,289	2,890	2,468
Total current liabilities	139,288	129,963	170,174
Long-term obligations related to finance leases	119,082	124,216	472,599
Long-term operating lease liabilities	40,432	47,240	26,858
Other long-term liabilities	48,907	47,501	44,017
Equity	1,525,785	1,421,715	1,070,006
Total liabilities and equity	1,873,494	1,770,635	1,783,654

Net cash (debt) (2)	226,343	83,263	(345,399)
(1)Assets held for sale at December 31, 2023 includes one Aframax / LR2 tanker, which was sold in February 2024 for a proceed of $23.5 million.
(2)Net cash (debt) is a non-GAAP financial measure and represents (a) cash and cash equivalents and restricted cash, less (b) short-term debt, current and long-term debt and current and long-term obligations related to finance leases.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2023	2022
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	513,671	229,086
Non-cash items:
Depreciation and amortization	97,551	99,033
(Gain) on sale and write-down of assets	(10,360)	(8,888)
Unrealized loss (gain) on derivative instruments	3,709	(3,163)
Equity income	(3,432)	(244)
Income tax expense (recovery)	7,814	(129)
Other	6,128	4,217
Change in operating assets and liabilities	27,221	(112,224)
Expenditures for dry docking	(16,230)	(14,423)
Net operating cash flow	626,072	193,265

FINANCING ACTIVITIES
Proceeds from short-term debt	50,000	134,000
Prepayments of short-term debt	(50,000)	(159,000)
Proceeds from long-term debt	1,000	—
Issuance costs related to long-term debt	(4,536)	—
Scheduled repayments of long-term debt	—	(56,914)
Prepayments of long-term debt	(1,000)	(267,592)
Proceeds from financing related to sale and leaseback of vessels, net of issuance costs	—	288,108
Scheduled repayments of obligations related to finance leases	(34,113)	(50,636)
Prepayment of obligations related to finance leases	(364,201)	—
Cash dividends paid	(59,518)	—
Other	(2,386)	(1,014)
Net financing cash flow	(464,754)	(113,048)

INVESTING ACTIVITIES
Proceeds from sale of assets	23,561	69,646
Expenditures for vessels and equipment	(10,198)	(15,430)
Advances to equity-accounted joint venture	—	(3,000)
Loan repayments from equity-accounted joint venture	3,900	—
Net investing cash flow	17,263	51,216

Increase in cash, cash equivalents and restricted cash	178,581	131,433
Cash, cash equivalents and restricted cash, beginning of the year	187,361	55,928
Cash, cash equivalents and restricted cash, end of the year	365,942	187,361

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	December 31, 2023		September 30, 2023		December 31, 2022
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	111,694	$3.27	81,366	$2.38	146,427	$4.30

Add (subtract) specific items affecting net income:
Gain on sale of assets	(10,360)	($0.31)	—	—	—	—
Unrealized loss on derivative instruments (2)	—	—	—	—	621	$0.02
Other (3)	(1,789)	($0.05)	(4,755)	($0.14)	465	$0.01
Total adjustments	(12,149)	($0.36)	(4,755)	($0.14)	1,086	$0.03
Adjusted net income attributable to
shareholders of Teekay Tankers	99,545	$2.91	76,611	$2.24	147,513	$4.33

	Year Ended
	December 31, 2023		December 31, 2022
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	513,671	$15.04	229,086	$6.74

Add (subtract) specific items affecting net income:
(Gain) on sale and write-down of assets	(10,360)	($0.30)	(8,888)	($0.26)
Realized gain from early termination of interest rate swap	(3,215)	($0.10)	—	—
Unrealized loss (gain) on derivative instruments (2)	3,709	$0.11	(3,163)	($0.09)
Other (3)	(3,293)	($0.10)	45	—
Total adjustments	(13,159)	($0.39)	(12,006)	($0.35)
Adjusted net income attributable to
shareholders of Teekay Tankers	500,512	$14.65	217,080	$6.39

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended December 31, 2023 primarily relates to the settlement of a legal claim. The amount recorded for the three months ended September 30, 2023 primarily relates to adjustments to income tax accruals of prior years. In addition to these amounts, the amount recorded for the year ended December 31, 2023 primarily relates to the premium paid as part of the exercise of early purchase options and capitalized financing costs which were written off in relation to the repurchase of certain sale-leaseback vessels, restructuring charges, and foreign exchange gains. The amount recorded for the three months ended December 31, 2022 primarily relates to adjustments to income tax accruals of prior years, restructuring charges, and foreign exchange losses. In addition to these amounts, the amount recorded for the year ended December 31, 2022 primarily relates to foreign exchange gains, debt issuance costs which were written off in connection with the refinancing of certain vessels under their respective new sale-leaseback arrangements in the first half of 2022, an expense related to the settlement of a legal claim, and the accelerated vesting and expensing of certain equity compensation grants due to organizational changes.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	111,694	81,366	146,427
Depreciation and amortization	24,627	24,565	24,459
Interest expense, net of interest income	1,083	3,321	8,746
Income tax expense (recovery)	1,617	(2,528)	901
EBITDA	139,021	106,724	180,533

Add (subtract) specific items affecting EBITDA:
Gain on sale of assets	(10,360)	—	—
Realized gain on interest rate swap	—	—	(375)
Unrealized loss on derivative instruments	—	—	621
Equity income	(516)	(666)	(1,708)
Other (1)	(964)	26	1,056
Adjusted EBITDA	127,181	106,084	180,127

	Year Ended
	December 31, 2023	December 31, 2022
	(unaudited)	(unaudited)
Net income - GAAP basis	513,671	229,086
Depreciation and amortization	97,551	99,033
Interest expense, net of interest income	17,528	34,402
Income tax expense	9,492	529
EBITDA	638,242	363,050

Add (subtract) specific items affecting EBITDA:
(Gain) on sale and write-down of assets	(10,360)	(8,888)
Realized gain on interest rate swap	(953)	(532)
Realized gain from early termination of interest rate swap	(3,215)	—
Unrealized loss (gain) on derivative instruments	3,709	(3,163)
Equity income	(3,432)	(244)
Other (1)	(429)	(2,128)
Adjusted EBITDA	623,562	348,095
(1)    The amount recorded for the three months ended December 31, 2023 primarily relates to the settlement of a legal claim and foreign exchange losses. The amount recorded for the three months ended September 30, 2023 primarily relates to the premium paid as part of the exercise of early purchase options in relation to the repurchase of certain sale-leaseback vessels and foreign exchange gains. The amount recorded for the year ended December 31, 2023 primarily relates to the settlement of a legal claim, foreign exchange gains, and the premium paid as part of the exercise of early purchase options in relation to the repurchase of certain sale-leaseback vessels. The amount recorded for the three months ended December 31, 2022 primarily relates to foreign exchange losses. The amount recorded for the year ended December 31, 2022 primarily relates to foreign exchange gains and an expense related to the settlement of a legal claim.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Net Revenues
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
	(unaudited)	(unaudited)	(unaudited)
Income from operations - GAAP basis	112,913	81,575	154,275

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	36,612	36,366	36,209
Time-charter hire expenses	19,822	19,378	8,035
Depreciation and amortization	24,627	24,565	24,459
General and administrative expenses	10,849	10,700	10,942
Gain on sale of assets	(10,360)	—	—
Restructuring charges	—	—	1,409
Total adjustments	81,550	91,009	81,054
Net revenues	194,463	172,584	235,329

	Year Ended
	December 31, 2023	December 31, 2022
	(unaudited)	(unaudited)
Income from operations - GAAP basis	535,910	255,949

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	148,960	150,448
Time-charter hire expenses	70,836	27,374
Depreciation and amortization	97,551	99,033
General and administrative expenses	45,936	41,769
(Gain) on sale and write-down of assets	(10,360)	(8,888)
Restructuring charges	1,248	1,822
Total adjustments	354,171	311,558
Net revenues	890,081	567,507

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will" or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: the timing of payments of cash dividends; any future dividends; the funding, expected timing and financial impact of our repurchase of certain vessels following exercise of related purchase options; our expectations regarding vessel sales; management's expectations regarding the global economic outlook as well as global oil demand and supply, and the various contributing factors thereto and impact thereof; geopolitical events and the impact thereof on our industry, our business and on the tanker rate environment; management's view of the strength of the tanker market and the Company's ability to benefit from current tanker market conditions, create shareholder value and prioritize its capital allocation initiatives; crude oil and refined product tanker market fundamentals; forecasts of worldwide tanker fleet growth or contraction, vessel scrapping levels, and newbuilding tanker orders, including the factors contributing thereto and the timing thereof, and the Company’s general outlook on tanker supply and demand fundamentals; the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; and the Company's liquidity and market position.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the status of Russia's invasion of Ukraine and related sanctions, import and other restrictions; the impact of geopolitical tensions and conflicts, including the Hamas-Israel war, and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays of vessel deliveries; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2022. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.